Exhibit 99.1

Yandex Announces First Quarter 2021 Financial Results

MOSCOW and AMSTERDAM, the Netherlands, April 28, 2021 -- Yandex (NASDAQ and MOEX: YNDX), one of Europe's largest internet companies and the leading search and ride-hailing provider in Russia, today announced its unaudited financial results for the first quarter ended March 31, 2021.

Q1 2021 Financial and Operational Highlights 1,2

In RUB millions		Three months ended March 31,
		2020	2021	Change
	Total Revenues	52,429	73,136	39%
Total Group on a	Online Ad Revenues	32,082	35,996	12%
like-for-like basis	Online Ad Revenues Ex-TAC	26,535	30,595	15%
including	Total Adjusted EBITDA	9,954	10,426	5%
Yandex.Market	Total Adjusted EBITDA margin, %	19.0%	14.3%	-4.7%
in 2020	Net income/(loss)	3,954	(4,256)	n/m
	Adjusted Net Income	3,873	2,203	-43%
	Share of Russian search market, %	58.1%	60.0%	1.9%
	Search share on Android, %	55.5%	59.3%	3.8%
Search and Portal[3]	Revenues	30,536	35,145	15%
	Revenues Ex-TAC	24,613	28,816	17%
	Adjusted EBITDA	14,764	16,364	11%
	Adjusted EBITDA margin, %	48.3%	46.6%	-1.7%
	Revenues	14,021	26,563	89%
	Rides YoY growth in the Ride-hailing service (excl. Logistics), %	40%	24%
	GMV YoY growth of Ride-hailing (excl. Logistics), %	30%	44%
Taxi	GMV YoY growth of Yandex.Eats, %	28%	147%
	Adjusted EBITDA (incl. Ride-hailing, FoodTech, Drive and Logistics)	(121)	3,741	n/m
	Adjusted EBITDA margin, %	-0.9%	14.1%	15%
	Yandex.Market marketplace GMV[4]	7,828	17,668	126%
Yandex.Market	Total E-Commerce GMV[5]	8,637	24,711	186%
	Yandex.Market Adjusted EBITDA	(2,193)	(6,488)	196%
Media Services	Yandex Plus subscribers, MM	3.7	9.0	141%
Zen	Zen DAU, MM	15.2	20.5	35%
	Share of video as % of time spent on Zen	6%	25%	19%

(1) Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 75.7023 to $1.00, the official exchange rate quoted as of March 31, 2021 by the Central Bank of the Russian Federation.

(2) The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin, adjusted ex-TAC net income margin, financial results on a like-for-like basis including Yandex.Market and online advertising revenues on a like-for-like basis including revenues of Yandex.Market. Please see the section “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

(3) In Q1 2021 we introduced changes to our segment structure. Please see more details below in Segments financial results.

(4) GMV is value of delivered (and settled by customers) orders recognized on the date of delivery at their final prices, including VAT.

(5) E-Commerce GMV is defined as the value of all merchandise sold through our Yandex.Market marketplace and Yandex.Lavka as well as the value of grocery products sold through Yandex.Eats (delivered and paid for) to customers including VAT.

Financial outlook

Based on recent performance, we currently expect our total group revenues to be between RUB 315 and 330 billion for the full year 2021.

We are also increasing our Search & Portal ruble-based revenue outlook to high-teens growth (from mid-teens previously) for the full year 2021 compared with 2020.

Our outlook reflects our current view, based on the trends that we see in the beginning of the year, and may change subject to the economic impact of the coronavirus pandemic and potential further disruptions caused by the health crisis.

Consolidated Results

The following table provides a summary of our key consolidated financial results for the three months ended March 31, 2020 and 2021, which includes the results of Yandex.Market from July 24, 2020 (the date of consolidation):

In RUB millions	Three months ended March 31,
	2020	2021	Change
Revenues	47,003	73,136	56%
Ex-TAC revenues[5]	41,644	67,735	63%
Income/(loss) from operations	5,288	(1,057)	-120%
Adjusted EBITDA	12,147	10,426	-14%
Net income/(loss)	5,495	(4,256)	n/m
Adjusted net income	5,148	2,203	-57%

The table below provides a summary of our key financial results including Yandex.Market on a like-for-like basis (including Yandex.Market in both Q1 2021 and Q1 2020) for the three months ended March 31, 2020 and 2021:

In RUB millions	Three months ended March 31,
	2020	2021	Change
Revenues	52,429	73,136	39%
Ex-TAC revenues[5]	46,882	67,735	44%
Income/(loss) from operations	2,212	(1,057)	-148%
Adjusted EBITDA	9,954	10,426	5%
Net income/(loss)	3,954	(4,256)	n/m
Adjusted net income	3,873	2,203	-43%

(5) Numbers for the previous periods were restated to reflect immaterial adjustments of TAC revenue and expenses associated with the presentation of certain content related streams.

Our segment disclosure is available in the Segment financial results section below.

Cash, cash equivalents and term deposits as of March 31, 2021:

●	RUB 231.0 billion ($3,051.6 million) on a consolidated basis
●	Of which RUB 24.5 billion ($323.9 million) is related to Taxi segment

Consolidated revenues breakdown

In RUB millions	Three months ended March 31,
	2020	2021	Change
Online advertising revenues	30,109	35,996	20%
Revenues related to Taxi segment, excluding sales of goods	13,242	20,733	57%
Revenues related to sales of goods	1,189	10,868	814%
Other revenues	2,463	5,539	125%

Total revenues	47,003	73,136	56%

Online advertising revenues grew 20% in Q1 2021 compared with Q1 2020 and generated 49% of total revenues. Online advertising revenues on a like-for-like basis including revenues of Yandex.Market in both Q1 2021 and Q1 2020 grew 12% YoY in Q1 2021 and excluding TAC they grew 15%. The growth was primarily driven by strong performance in Search and Zen advertising revenues.

Revenues related to the Taxi segment, excluding sales of goods grew 57% in Q1 2021 compared with Q1 2020 and accounted for 28% of total revenues, at a similar level as in Q1 2020. Revenues related to the Taxi segment include revenues from our Ride-hailing, Logistics, Yandex.Eats and Yandex.Drive businesses, but exclude revenues related to sales of goods from Yandex.Lavka. The increase of revenues related to the Taxi segment was attributed to the recovery of our Ride-hailing business driven by the acceleration of both rides and GMV growth amid easing COVID-related restrictions as well as the strong performance of Yandex.Eats and Logistics businesses.

Revenues related to sales of goods grew 814% in Q1 2021 compared with Q1 2020 and accounted for 15% of total revenues. Revenues related to sales of goods include revenues from Yandex.Market 1P sales, revenues from Yandex.Lavka, where we use a first-party (1P) business model and act as a direct retailer, and from our Devices business. This growth was mainly driven by the consolidation of Yandex.Market. On a like-for-ilke basis (including Yandex.Market in both Q1 2021 and Q1 2020) revenues related to sales of goods grew by 132% year on year mainly due to Yandex.Market 1P revenue growth, strong performance of Yandex.Lavka and Devices businesses.

Other revenues grew 125% in Q1 2021 compared with Q1 2020 and amounted to 8% of total revenues. Other revenues include revenues from Media Services subscriptions, marketplace 3P fees and commissions, Yandex.Cloud, Education, and other services. On a like-for-like basis (including Yandex.Market’s commissions and other marketplace revenues in both Q1 2021 and Q1 2020) other revenues grew 83% year-on-year. This growth was primarily driven by subscription revenues of Media Services, expansion of our Cloud businesses as well as growth in Yandex.Market marketplace 3P fees and commissions.

Consolidated Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories reflect investments in overall growth. In Q1 2021 our headcount increased by 1,127 full-time employees. The total number of full-time employees was 12,991 as of March 31, 2021, up by 9% compared with December 31, 2020, and up 25% from March 31, 2020, which is primarily driven by gradually accelerating pace of hiring and the consolidation of Yandex.Market.

Cost of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended March 31,
	2020	2021	Change
TAC*	5,359	5,401	1%
Total TAC as a % of total revenues	11.4%	7.4%
Costs related to Taxi segment, excluding sales of goods	6,751	10,201	51%
Costs related to Taxi segment, excluding sales of goods as a % of revenues	14.4%	13.9%
Cost of devices and other goods sold[6]	963	9,937	932%
Cost of devices and other goods sold as a % of revenues	2.0%	13.6%
Other cost of revenues	3,162	8,503	169%
Other cost of revenues as a % of revenues	6.7%	11.6%
Total cost of revenues	16,235	34,042	110%
Total cost of revenues as a % of revenues	34.5%	46.5%

(6) Including sales of 1P products on Yandex.Market marketplace.

* Numbers for the previous periods were restated to reflect immaterial adjustments of TAC expenses.

TAC grew 1% in Q1 2021 compared with Q1 2020 and represented 7.4% of total revenues, down 400 basis points compared with Q1 2020 and down 100 basis points compared with Q4 2020. The year-on-year dynamic of the TAC share of revenue was primarily driven by a decrease of the share of partner revenues as a percentage of total revenues as well as the optimization of TAC rates.

Costs related to the Taxi segment, excluding sales of goods increased 51% compared with Q1 2020. The growth was mainly a result of the increase in our corporate Taxi offering and the increase of delivery costs attributed to Yandex.Lavka, Logistics and Yandex.Eats. We are the principal in transactions with our Taxi corporate clients; therefore, we recognize both revenues and cost of revenues on a gross basis.

Costs related to devices and other goods sold increased 932% compared with Q1 2020, which was mainly due to the consolidation of Yandex.Market. On a a like-for-like basis (including cost of revenues related to Yandex.Market in both Q1 2021 and Q1 2020) the growth in costs related to devices and other goods sold increased 105% on the back of the strong growth of Yandex.Lavka and our Devices business as well as increased 1P sales of Yandex.Market.

Other cost of revenues in Q1 2021 increased 169% compared with Q1 2020, primarily driven by the consolidation of Yandex.Market. Other costs of revenues include сosts of 3P marketplace sales, Media Services subscriptions, Yandex.Cloud, Education and other services. On a like-for-like basis (including cost of revenues related to Yandex.Market in both Q1 2021 and Q1 2020) other costs of revenues were up 57%, principally reflecting 3P marketplace sales growth, as well as increased investments in content within Media Services and Zen.

Operating Expenses

In RUB millions	Three months ended March 31,
	2020	2021	Change
Product development	7,928	11,009	39%
As a % of revenues	16.9%	15.0%
Sales, general and administrative	13,542	23,885	76%
As a % of revenues	28.8%	32.7%
Depreciation and amortization	4,010	5,257	31%
As a % of revenues	8.5%	7.2%
Total operating expenses	25,480	40,151	58%
As a % of revenues	54.2%	54.9%

Total operating expenses increased 58% in Q1 2021 compared with Q1 2020. On a like-for-like basis (including Yandex.Market in both Q1 2021 and Q1 2020) total operating expenses increased 42% in Q1 2021 mainly due to an increase in share-based compensation and personnel costs, as well as advertising and marketing activities for Yandex.Market, Search and Portal, Taxi and Media Services.

In RUB millions	Three months ended March 31,
	2020	2021	Change
SBC expense included in cost of revenues	76	124	63%
SBC expense included in product development	1,682	3,442	105%
SBC expense included in SG&A	993	2,238	125%
Total SBC expense	2,751	5,804	111%
As a % of revenues	5.9%	7.9%

Total SBC expense increased 111% in Q1 2021 compared with Q1 2020. The growth primarily reflects new equity-based grants made in 2020-2021 (including RSUs granted in respect of SDG, synthetic equity awards for the newly created Business Units and PSUs granted in November 2020 and February 2021) as well as increased share price of Yandex N.V. and material appreciation of the U.S. dollar against the ruble.

Income/(loss) from operations

In RUB millions	Three months ended March 31,
	2020	2021	Change
Income/(loss) from operations	5,288	(1,057)	-120%

Loss from operations amounted to RUB 1.1 billion in Q1 2021 compared to income from operations of RUB 5.3 billion in Q1 2020. Including Yandex.Market in both periods, income from operations in Q1 2020 was RUB 2.2 billion. The decrease primarily reflects the changes in segment mix amid the continuing investments in our rapidly growing new businesses.

Segment financial results

Starting in Q1 2021 we introduced the following changes to our segments under which we reported our quarterly financial results previously, in order to better reflect operational performance of our businesses:

●	We have changed the name of Other Bets and Experiments segment to Other Business Units and Initiatives;
●	We have changed the name of IoT business to Devices;
●	We transferred Devices from Search & Portal to Other Business Units and Initiatives segment;
●	We transferred Geo from Other Business Units and Initiatives segment to Search & Portal;
●	We transferred Yandex.Uslugi (“Services”) from Search & Portal to Other Business Units and Initiatives segment.

These changes are applied retroactively to all periods presented.

Search & Portal

Our Search and Portal segment includes Search, Geo, Mail 360, Weather, News, Travel, Alice voice assistant and a number of other services offered in Russia, Belarus and Kazakhstan.

Key operational trends:

●	Share of Russian search market, including mobile, averaged 60.0% in Q1 2021, up from 58.1% in Q1 2020 and 59.7% in Q4 2020, according to Yandex.Radar
●	Search share on Android in Russia was 59.3% in Q1 2021, up from 55.5% in Q1 2020 and 58.6% in Q4 2020, according to Yandex.Radar
●	Mobile search traffic was 62.4% of our total search traffic in Q1 2021. Mobile revenues represented 54.8% of our search revenues in Q1 2021
●	Search queries in Russia grew 13% in Q1 2021 compared with Q1 2020

In RUB millions	Three months ended March 31,
	2020	2021	Change
Revenues	30,536	35,145	15%
Revenues Ex-TAC	24,613	28,816	17%
Adjusted EBITDA	14,764	16,364	11%
Adjusted EBITDA margin	48.3%	46.6%	-1.7%

Revenues increased by 15% year-on-year in Q1 2021, primarily driven by a strong performance of the core search business (18% year-on-year growth).

Ex-TAC revenues increased by 17% in Q1 2021 compared to Q1 2020, reflecting optimization of traffic acquisition costs and the growing share of own properties in the total advertising revenues.

Adjusted EBITDA margin came to 46.6% in Q1 2021 compared with 48.3% in Q1 2020. The year-on-year dynamic was primarily driven by the high base effect from the pandemic-related cost cutting measures implemented in Q1 2020 partially offset by the improvement in TAC.

Taxi

The Taxi segment includes our Ride-hailing business (which consists of Yandex.Taxi in Russia and 16 other countries across CIS and EMEA, and Uber in Russia and CIS) for both B2C and B2B, Logistics, FoodTech businesses (including Yandex.Eats, our ready-to-eat and grocery delivery service, and Yandex.Lavka, our hyperlocal convenience store delivery service) and Yandex.Drive, our car-sharing business.

Key operational trends:

●	Number of rides in the Ride-hailing service, excluding logistics deliveries, increased 24% compared with Q1 2020
●	GMV in the Ride-hailing service, excluding logistics deliveries, increased 44% compared with Q1 2020
●	GMV of Yandex.Eats business increased by 147% in Q1 2021 compared with Q1 2020
●	Number of our own dark stores in Yandex.Lavka service reached 280 stores as of the end of March 2021

In RUB millions	Three months ended March 31,
	2020	2021	Change
Revenues:
Ride-hailing & FoodTech	11,418	24,090	111%
Drive	2,603	2,473	-5%
Total revenues	14,021	26,563	89%
Adjusted EBITDA:
Ride-hailing & FoodTech	872	3,633	317%
Drive	(993)	108	n/m
Total Adjusted EBITDA	(121)	3,741	n/m
Adjusted EBITDA margin:
Ride-hailing & FoodTech	7.6%	15.1%	7.5%
Drive	-38.1%	4.4%	42.5%
Total Adjusted EBITDA margin	-0.9%	14.1%	15.0%

Taxi segment revenues increased by 89%, primarily driven by the solid performance of our Ride-hailing (including our corporate Taxi business) and Yandex.Lavka businesses, as well as the growth of Logistics and Yandex.Eats. Ride-hailing revenue was boosted by an increase in a number of rides and GMV expansion as a result of surge pricing, aimed to balance demand and supply during the extreme weather conditions in January and February 2021, which also supported Adjusted EBITDA margin. Yandex.Lavka and Yandex.Eats maintained strong growth trends despite the relaxation of COVID restrictions.

Adjusted EBITDA of Taxi was RUB 3,741 million in Q1 2021, up from negative RUB 121 million in Q1 2020. The increase of adjusted EBITDA was primarily driven by the significant improvement of our Ride-hailing Adjusted EBITDA as well as by the improving profitability of Yandex.Drive, partially offset by the losses of the rapidly growing Yandex.Lavka and Yandex.Eats businesses as well as investments into our Logistics services.

Yandex.Market

The Yandex.Market segment includes our price comparison service, marketplace and several small experiments.

Key operational trends:

●	The GMV of Yandex.Market marketplace increased by 126% year-on-year in Q1 2021
●	Total E-Commerce GMV (Yandex.Market marketplace, our e-grocery business Yandex.Lavka and grocery-originated GMV of Yandex.Eats) increased by 186% year-on-year in Q1 2021
●	The share of GMV sold by third-party sellers on our Yandex.Market marketplace reached 66% in Q1 2021 compared to 46% in Q1 2020

●	Marketplace’s assortment reached 3.8 million SKUs as of the end of Q1 2021 compared to 2 million SKUs as of the end of Q4 2020 and 0.7 million SKUs as of the end of Q1 2020
●	The number of active buyers on Yandex.Market marketplace increased by 123% year-on-year and reached 7.7 million as of the end of Q1 2021

In RUB millions	Three months ended March 31,
	2020	2021	Change
GMV of Yandex.Market	-	17,668	n/m
Revenues:	-	7,344	n/m
Revenues from sale of goods (1P)	-	4,828	n/m
Commission and other marketplace revenues (3P)	-	684	n/m
CPC revenues[7]	-	1,832	n/m
Adjusted EBITDA	-	(6,488)	n/m
Adjusted EBITDA margin	-	-88.3%	n/m

(7) CPC revenues are defined as revenues from price comparison services priced on a CPC (cost-per-click) basis and recognized only when a user clicks on product offerings placed by merchants on Yandex.Market. Whereas marketplace revenues (from sales of goods (1P) and commission and other marketplace revenues (3P)) are priced on cost per action model.

The table below presents the standalone financial results of the Yandex.Market segment on a like-for-like basis for the full three months periods ended March 31, 2020 and 2021.

In RUB millions	Three months ended March 31,
	2020 *	2021	Change
GMV of Yandex.Market	7,828	17,668	126%
Revenues:	6,073	7,344	21%
Revenues from sale of goods (1P)	3,485	4,828	39%
Commission and other marketplace revenues (3P)	571	684	20%
CPC revenues	2,017	1,832	-9%
Adjusted EBITDA:	(2,193)	(6,488)	196%
Adjusted EBITDA margin:	-36.1%	-88.3%	-52.2%

* Financial results of Yandex.Market for the three months ended March 31, 2020 were not included in Yandex’s consolidated financial results on a consolidated basis, but portion of the results were recognized in line «Loss from equity method investments» due to accounting for the equity stake in Yandex.Market.

The GMV of Yandex.Market marketplace significantly accelerated to 126% year-on-year in Q1 2021 compared with 71% in Q4 2020 due to the strong orders growth, significant expansion in assortment, and support from the integration with our Yandex Plus program as well as improving experiences and products for our consumers and merchants.

Yandex.Market total revenues grew 21% in Q1 2021 compared with Q1 2020, mainly driven by marketplace GMV offset by the changes in marketplace revenue mix. The CPC revenues of the price comparison business decreased 9% year-on-year basis on the back of the proactive conversion of merchants from CPC to marketplace 3P model. Revenues from sale of goods (1P) grew 39% and were influenced by overall business growth and partly offset by a decrease in 1P share in GMV. Commission and other marketplace revenues (3P) grew 20% due to growth of GMV and an increase in the share of 3P sales (66% in Q1 2021 compared with 46% in Q1 2020), partially offset by the reduction of partner commissions since mid-January 2021.

Adjusted EBITDA loss of Yandex.Market business was RUB 6.5 billion in Q1 2021, compared to a loss of RUB 2.2 billion in Q1 2020, primarily as a result of investments in the expansion of our assortment, fulfillment and delivery infrastructure as well as providing additional distribution and marketing support following the marketplace rebranding in Q4 2020.

Media Services

The Media Services segment includes our subscription service Yandex Plus, Yandex.Music, KinoPoisk, Yandex.Afisha and our production center Yandex.Studio.

Key operational trends:

●	Number of Yandex Plus subscribers reached 9 million as of the end of Q1 2021, up 141% from the end of Q1 2020

In RUB millions	Three months ended March 31,
	2020	2021	Change
Revenues	1,433	3,486	143%
Adjusted EBITDA	(711)	(1,257)	77%
Adjusted EBITDA margin	-49.6%	-36.1%	13.5%

Media Services revenues grew 143% in Q1 2021 compared with Q1 2020. The increase was primarily driven by the growth of Yandex Plus subscription revenues. Increasing adjusted EBITDA losses reflect our investments in content and marketing on the back of growing demand for our services.

Classifieds

The Classifieds segment includes Auto.ru, Yandex.Realty, Yandex.Jobs, and Yandex Classifieds.

In RUB millions	Three months ended March 31,
	2020	2021	Change
Revenues	1,488	1,783	20%
Adjusted EBITDA	(104)	385	n/m
Adjusted EBITDA margin	-7.0%	21.6%	28.6%

Classifieds revenues increased by 20% in Q1 2021 compared with Q1 2020, which represents an acceleration from 13% growth in Q4 2020 driven by the recovering revenue from auto dealers’ listings, auto finance and insurance services and vehicle reports as the dealerships’ stock level is improving. The Adjusted EBITDA margin has improved to 21.6% in Q1 2021 from negative 7.0% in Q1 2020 primarily due to marketing cost optimization and improving operating leverage.

Other Business Units and Initiatives

The Other Business Units and Initiatives segment includes our self-driving vehicles business (“Yandex SDG”), Zen, Yandex.Cloud, Yandex.Education, Devices, and Yandex.Uslugi (“Services”), as well as several other experiments.

Key operational trends:

●	Zen's daily average users reached 20.5 million in March 2021, up 35% from March 2020
●	Share of video as percentage of time spent on Zen is around 25%
●	The distance driven by Yandex SDG’s autonomous cars on public roads reached 7 million miles as of the end of Q1 2021

In RUB millions	Three months ended March 31,
	2020	2021	Change
Revenues	1,745	4,730	171%
Adjusted EBITDA	(1,764)	(2,410)	37%
Adjusted EBITDA margin	-101.1%	-51.0%	50.1%

Other Business Units and Initiatives revenues increased 171% in Q1 2021 compared with Q1 2020. The increase was primarily driven by the fast growth in Devices (revenue increased 323% year-on-year to RUB 1.7 billion in Q1 2021 on the back of the strong demand for our stations), Zen and Cloud, as well as our Uslugi and Education businesses.

Adjusted EBITDA loss amounted to RUB 2.4 billion, up from a loss of RUB 1.8 billion in Q1 2020, primarily driven by the increased investment in Yandex.Uslugi, Self-Driving Group (where adjusted EBITDA loss was RUB 942 million in Q1 2021) and Education initiatives, partially offset by the improved performance in Zen. The Adjusted EBITDA loss of Devices business came to RUB 195 million in Q1 2021 compared to RUB 143 million in Q1 2020, which implies an improved profitability as a result of the growing economy of scale.

Eliminations

Eliminations related to our revenues represent the elimination of transactions between the reportable segments, including advertising revenues, intercompany revenues related to brand royalties, data centers, logistics service, devices intercompany sales and others.

In RUB millions	Three months ended March 31,
	2020	2021	Change
Revenues:
Segment revenues	49,223	79,051	61%
Eliminations	(2,220)	(5,915)	166%
Total revenues	47,003	73,136	56%
Adjusted EBITDA:
Segment adjusted EBITDA	12,064	10,335	-14%
Eliminations	83	91	10%
Total adjusted EBITDA	12,147	10,426	-14%

Eliminations related to our revenues increased 166% in Q1 2021 compared with Q1 2020. On a like-for-like basis (including Yandex.Market in both Q1 2021 and Q1 2020), eliminations related to our revenues increased 106% in Q1 2021. The increase was mainly attributed to higher intercompany TAC related to fast growing Zen business, the intercompany eliminations related to Yandex Plus program (advertising and marketing support in Taxi and Media Services) as well as intercompany revenue in Search & Portal (related to brand royalties, data centers rent paid by business units as well as cross-service advertising and marketing activities).

Adjusted EBITDA decreased 14% in Q1 2021 compared with Q1 2020. On a like-for-like basis (including Yandex.Market in both Q1 2021 and Q1 2020), adjusted EBITDA increased 5%. The growth was mainly driven by the solid performance of the Taxi and Search and Portal segments and year-on-year improvement in the profitability of the Classifieds segment, which were partially offset by our investments in Yandex.Market, Other Business Units and Initiatives and Media Services.

Interest income in Q1 2021 was RUB 1,177 million, compared with RUB 728 million in Q1 2020, reflecting an increase in cash on deposits in Q1 2021 compared with Q1 2020.

Interest expense in Q1 2021 was RUB 793 million, up from RUB 225 million in Q1 2020, reflecting interest on the convertible bonds issued in February 2020.

Foreign exchange gain in Q1 2021 was RUB 143 million, compared with a foreign exchange gain of RUB 4,439 million in Q1 2020. This gain reflects the depreciation of the Russian ruble during Q1 2021.

Income tax expense for Q1 2021 was RUB 3,920 million, up from RUB 3,711 million in Q1 2020. Our effective tax rate of negative 1,166% in Q1 2021 was lower than positive 40.3% in Q1 2020. If we remove the effects of deferred tax asset valuation allowances, SBC expense, tax provisions recognized and certain losses from equity-method investments, which are non-deductible, our effective tax rate for Q1 2021 was 24.3%, compared with 22.6% for Q1 2020 as adjusted for similar effects in that period. The increase in the tax rate without above-mentioned effects was primarily driven by the permanent difference between US GAAP and tax accounting in the books of certain of our subsidiaries.

Net loss was RUB 4.3 billion ($56.2 million) in Q1 2021, compared with net income of RUB 5.5 billion in Q1 2020. Net loss in Q1 2021 was driven by forex losses (compared to forex gains in Q1 2020), consolidation of Yandex.Market and increased share based compensation expenses.

Adjusted net income in Q1 2021 was RUB 2.2 billion ($29.1 million), a 57% decrease from Q1 2020, primarily driven by the consolidation of Yandex.Market.

Adjusted net income margin was 3.0% in Q1 2021, compared with 11% in Q1 2020.

As of March 31, 2021, Yandex had cash, cash equivalents and term deposits of RUB 231.0 billion ($3,051.6 million), including cash, cash equivalents and term deposits of Yandex.Taxi in total amount of RUB 24.5 billion ($323.9 million).

Net cash flow provided by operating activities for Q1 2021 was RUB 8.6 billion ($113.1 million) and capital expenditures were RUB 3.6 billion ($47 million).

Redeemable noncontrolling interests presented in our unaudited condensed consolidated balance sheets relate to the equity incentive arrangements we have made available to the senior employees of the Taxi, Classifieds and Yandex.Market segments, pursuant to which such persons are eligible to acquire depositary receipts, or receive options to acquire depositary receipts, which entitles them to economic interests in the respective business unit subsidiaries.

The total number of shares issued and outstanding as of March 31, 2021 was 355,995,774, including 320,287,099 Class A shares, 35,708,674 Class B shares, and one Priority share and excluding 1,143,380 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. Any such Class C shares will be cancelled.

There were also employee share options outstanding to purchase up to an additional 2.6 million shares, at a weighted average exercise price of $38.59 per share, 1.6 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.72, all of which were fully vested; restricted share units (RSUs) covering 15.2 million shares, of which RSUs to acquire 5.5 million shares were fully vested and performance share units (PSUs) for 0.6 million shares, none of which were vested or earned. Equity awards in respect of business unit subsidiaries are described under Redeemable noncontrolling interests above.

Impact of the COVID-19 Pandemic

As public health measures have begun to control the COVID-19 pandemic in our key markets and related restrictions have been loosened, we have seen an overall strengthening of the Russian economy. From a lower base as a result of the pandemic, from the end of March we have seen improved financial performance in our key businesses, including online advertising and ride-hailing. The businesses that saw an acceleration of demand during the pandemic continued to demonstrate solid growth trends on the back of fewer COVID-19 restrictions, including our FoodTech businesses, Yandex.Market marketplace and Media Services. We believe this is related to the change in consumer behavior and habits, and low penetration of these services in Russia. With regards to our financial position as of the end of March 31, 2021, our analysis of the effect from COVID-19 on goodwill, non-current assets and redeemable non-controlling interests shows no measurable impact. The development of the situation with respect to COVID-19 may also lead to changes in estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Conference Call Information

Yandex’s management will hold an earnings conference call on April 28, 2021 at 8:00 AM U.S. Eastern Time (3:00 PM Moscow time; 1:00 PM London time).

We recommend using the dial-in option if you plan to ask questions. In this case please dial-in at least 10 minutes prior to the call start time (using dial-in number and confirmation code stated below).

To access the conference call live, please dial:

US: +1 929 477 0402

UK/International: +44 (0) 330 336 9434

Russia: 8 10 800 2867 5011

Passcode: 8321526

A live and archived webcast of this conference call will be available at

https://www.webcast-eqs.com/yandex20210428

Following the call, a webcast replay will be available at the Yandex Investor Relations website at https://ir.yandex/events-and-presentations

ABOUT YANDEX

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products and other mobile applications for millions of consumers across the globe. Yandex, which has more than 30 offices worldwide, has been listed on the NASDAQ since 2011 and on the MOEX since 2014.

More information on Yandex can be found at https://ir.yandex/.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the COVID-19 pandemic on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, the impact of the ongoing COVID-19 pandemic and regulatory and business responses to that crisis, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2020 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 1, 2021 and November 18, 2019, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this release and in the attachments is as of April 28, 2021, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin, adjusted ex-TAC net income margin, financial results on a like-for-like basis including Yandex.Market. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

●	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
●	Adjusted EBITDA means U.S. GAAP net income plus (1) SBC expense, (2) depreciation and amortization, (3) income tax expense, (4) interest expense, (5) accrual of expense related to the contingent compensation payable to employees in connection with certain business combinations, (6) one-off restructuring expenses, (7) loss from equity method investments, less (1) interest income and (2) other income, net
●	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues
●	Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues
●	Adjusted net income means U.S. GAAP net income plus (1) SBC expense adjusted for the income tax attributable to the SBC expense, (2) accrual of expense related to the contingent compensation payable to certain employees in connection with certain business combinations, (3) one-off restructuring expenses adjusted for the related reduction in income tax, (4) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax, less (1) foreign exchange gains adjusted for related increase in income tax
●	Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues
●	Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues
●	Financial results on a like-for-like basis including Yandex.Market means revenues, ex-TAC revenues, income from operations, adjusted EBITDA and net income of the combined results of operations as if the acquisition of Yandex.Market completed as of January 1, 2020. These amounts have been calculated after the elimination of revenue related to intercompany transactions and adjusting the results of Yandex.Market to reflect amortization associated with intangibles acquired and related income tax results

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales commissions and bonuses but, unlike sales commissions and bonuses, are not deducted from U.S. GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted EBITDA, adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

One-off restructuring expenses

Adjusted net income and adjusted EBITDA exclude expenses related to restructuring targeted amendments to Corporate Governance Structure approved by shareholders in December 2019. We believe that it is useful to present adjusted net income, adjusted EBITDA and related margin measures excluding impacts not related to our operating activities.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible senior notes due 2025 issued in Q1 2020. We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

		As of
	December 31,	March 31,	March 31,
	2020*	2021	2021
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	132,398	92,878	1,226.9
Term deposits	105,787	138,137	1,824.7
Investments in marketable equity securities	-	44	0.6
Accounts receivable, net	25,440	27,229	359.7
Prepaid expenses	6,727	6,478	85.5
Inventory	4,810	6,409	84.7
Funds receivable, net	2,289	2,731	36.1
Other current assets	12,950	17,759	234.6
Total current assets	290,401	291,665	3,852.8
Property and equipment, net	61,772	62,599	826.9
Operating lease right-of-use assets	20,800	29,481	389.4
Intangible assets, net	21,842	22,757	300.6
Non-current content assets, net	7,464	9,661	127.6
Goodwill	104,275	116,525	1,539.3
Long-term prepaid expenses	1,391	2,172	28.6
Investments in non-marketable equity securities	1,135	1,145	15.1
Deferred tax assets	1,639	1,821	24.1
Investments in marketable equity securities	-	8,991	118.8
Other non-current assets	4,893	6,608	87.3
Total non-current assets	225,211	261,760	3,457.7
TOTAL ASSETS	515,612	553,425	7,310.5
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	43,634	64,726	855.0
Income and non-income taxes payable	11,440	12,702	167.8
Deferred revenue	6,645	6,437	85.0
Total current liabilities	61,719	83,865	1,107.8
Convertible debt	83,277	85,863	1,134.2
Deferred tax liabilities	3,838	3,923	51.8
Operating lease liabilities	12,830	20,077	265.2
Other accrued liabilities	4,689	7,927	104.7
Total non-current liabilities	104,634	117,790	1,555.9
Total liabilities	166,353	201,655	2,663.7
Commitments and contingencies
Redeemable noncontrolling interests	3,167	1,859	24.6
Shareholders’ equity:
Priority share: €1.00 par value; shares authorized (1 and 1), shares issued (1 and 1) and outstanding (1 and 1)	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 320,430,479 and 321,430,479, Class B: 35,708,674 and 35,708,674, and Class C: 1,429,984 and nil, respectively); shares outstanding (Class A: 318,501,858 and 320,287,099, Class B: 35,708,674 and 35,708,674, and Class C: nil)	278	279	3.7
Treasury shares at cost (Class A: 1,928,621 and 1,143,380, Priority share: nil and nil, respectively)	(6)	(5)	(0.1)
Additional paid-in capital	160,762	167,848	2,217.2
Accumulated other comprehensive income	17,976	18,392	243.0
Retained earnings	146,988	143,393	1,894.2
Total equity attributable to Yandex N.V.	325,998	329,907	4,358.0
Noncontrolling interests	20,094	20,004	264.2
Total shareholders’ equity	346,092	349,911	4,622.2
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	515,612	553,425	7,310.5

*  Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended March 31,
	2020	2021	2021
	RUB	RUB	$

Revenues	47,003	73,136	966.1
Operating costs and expenses:
Cost of revenues(1)	16,235	34,042	449.7
Product development(1)	7,928	11,009	145.4
Sales, general and administrative(1)	13,542	23,885	315.6
Depreciation and amortization	4,010	5,257	69.4
Total operating costs and expenses	41,715	74,193	980.1
Income/(loss) from operations	5,288	(1,057)	(14.0)
Interest income	728	1,177	15.5
Interest expense	(225)	(793)	(10.5)
Loss from equity method investments	(1,106)	(1)	-
Other income, net	4,521	338	4.6
Net income/(loss) before income taxes	9,206	(336)	(4.4)
Income tax expense	3,711	3,920	51.8
Net income/(loss)	5,495	(4,256)	(56.2)
Net loss attributable to noncontrolling interests	366	243	3.2
Net income/(loss) attributable to Yandex N.V.	5,861	(4,013)	(53.0)
Net income/(loss) per Class A and Class B share:
Basic	17.76	(11.29)	(0.15)
Diluted	17.33	(10.85)	(0.14)
Weighted average number of Class A and Class B shares outstanding
Basic	330,099,251	355,411,772	355,411,772
Diluted	337,591,226	371,119,889	371,119,889

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	76	124	1.6
Product development	1,682	3,442	45.5
Sales, general and administrative	993	2,238	29.6

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows [O/S]

(in millions of Russian rubles and U.S. dollars)

	Three months ended March 31,
	2020	2021	2021
	RUB	RUB	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	5,495	(4,256)	(56.2)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	3,333	3,776	49.8
Amortization of intangible assets	677	1,481	19.6
Amortization of content assets	587	1,390	18.4
Operating lease right-of-use assets amortization and the lease liability accretion	2,642	2,399	31.7
Amortization of debt discount and issuance costs	144	517	6.8
Share-based compensation expense	2,751	5,804	76.7
Deferred income tax benefit	(427)	(435)	(5.7)
Foreign exchange gains	(4,439)	(143)	(1.9)
Loss from equity method investments	1,106	1	-
Other	93	(51)	(0.7)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	1,027	(1,566)	(20.7)
Prepaid expenses and other assets	(691)	(5,070)	(67.0)
Inventory	(17)	(1,606)	(21.2)
Accounts payable and accrued liabilities	(2,828)	7,888	104.2
Deferred revenue	40	(175)	(2.3)
Content assets	(1,086)	(4,659)	(61.5)
Content liabilities	(713)	3,266	43.1
Net cash from operating activities	7,694	8,561	113.1
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(2,405)	(3,559)	(47.0)
Proceeds from sale of property and equipment	9	23	0.3
Acquisitions of businesses, net of cash acquired	-	(7,228)	(95.5)
Investments in non-marketable equity securities	(15)	(110)	(1.5)
Proceeds from sale of equity securities	-	157	2.1
Investments in marketable securities	-	(8,447)	(111.6)
Investments in term deposits	(61,745)	(130,310)	(1,721.3)
Maturities of term deposits	27,299	100,171	1,323.2
Loans granted, net of proceeds from repayments	-	(86)	(1.1)
Net cash used in investing activities	(36,857)	(49,389)	(652.4)
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from exercise of share options	14	620	8.2
Repurchases of share options	-	(42)	(0.6)
Proceeds from issuance of convertible debt	82,046	-	-
Repurchases of ordinary shares	(8,446)	-	-
Payment for contingent consideration	(10)	(10)	(0.1)
Payment for finance leases	(114)	(74)	(1.0)
Other financing activities	(33)	(71)	(0.9)
Purchase of redeemable noncontrolling interests	-	(637)	(8.4)
Net cash provided by/(used in) financing activities	73,457	(214)	(2.8)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	24,442	1,521	20.0
Net change in cash and cash equivalents, and restricted cash and cash equivalents	68,736	(39,521)	(522.1)
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	56,453	132,446	1,749.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	125,189	92,925	1,227.5

Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents:
Cash and cash equivalents, beginning of period	56,415	132,398	1,748.9
Restricted cash and cash equivalents, beginning of period	38	48	0.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	56,453	132,446	1,749.6

Cash and cash equivalents, end of period	125,142	92,878	1,226.9
Restricted cash and cash equivalents, end of period	47	47	0.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	125,189	92,925	1,227.5

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended March 31,
	2020	2021	Change
Total revenues	47,003	73,136	56%
Less: traffic acquisition costs (TAC)	5,359	5,401	1%
Ex-TAC revenues	41,644	67,735	63%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended March 31,
	2020	2021	Change
Net income/(loss)	5,495	(4,256)	-177%
Add: depreciation and amortization	4,010	5,257	31%
Add: SBC expense	2,751	5,804	111%
Add: compensation expense related to contingent consideration	-	227	n/m
Add: one-off restructuring expenses	98	195	99%
Less: interest income	(728)	(1,177)	62%
Add: interest expense	225	793	252%
Add: loss from equity method investments	1,106	1	-100%
Less: other income, net	(4,521)	(338)	-93%
Add: income tax expense	3,711	3,920	6%
Adjusted EBITDA	12,147	10,426	-14%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended March 31,
	2020	2021	Change
Net income/(loss)	5,495	(4,256)	-177%
Add: SBC expense	2,751	5,804	111%
Less: income tax attributable to SBC expense	(16)	-	n/m
Add: compensation expense related to contingent consideration	-	227	n/m
Less: foreign exchange gains	(4,439)	(143)	-97%
Less: (reduction)/increase in income tax attributable to foreign exchange losses/(gains)	1,151	43	-96%
Add: one-off restructuring expenses	98	195	99%
Less: income tax attributable to one-off restructuring expenses	-	(55)	n/m
Add: amortization of debt discount	144	517	259%
Less: reduction in income tax attributable to amortization of debt discount	(36)	(129)	258%
Adjusted net income	5,148	2,203	-57%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended March 31, 2021	(4,256)	-5.8%	14,682	10,426	14.3%	15.4%

(1)	Net income margin is defined as net income divided by total revenues.
(2)	Adjusted to eliminate depreciation and amortization expense, SBC expense, one-off restructuring expenses, accrual of expense related to contingent consideration, interest income, interest expense, loss from equity method investments, other income, net and income tax expense. For a reconciliation of adjusted EBITDA to net income, please see the table above.
(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.
(4)	Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended March 31, 2021	(4,256)	-5.8%	6,459	2,203	3.0%	3.3%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate SBC expense (as adjusted for the income tax attributable to SBC expense), accrual of expense related to contingent consideration, foreign exchange gains as adjusted for the increase in income tax attributable to the gains, one-off restructuring expenses and amortization of debt discount (as adjusted for the related reduction in income tax). For a reconciliation of adjusted net income to net income, please see the table above.

(3)	Adjusted net income margin is defined as adjusted net income divided by total revenues.
(4)	Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Reconciliation of financial results on a like-for-like basis including Yandex.Market to U.S. GAAP financial results

In RUB millions	Three months ended March 31,
	2020	2021	Change
Revenues	47,003	73,136	56%
Add: revenues of Yandex.Market, net of intercompany eliminations	5,426	-	n/m
Revenues, including Yandex.Market	52,429	73,136	39%
Ex-TAC revenues	41,644	67,735	63%
Add: Ex-TAC revenues related to Yandex.Market, net of intercompany eliminations	5,238	-	n/m
Ex-TAC revenues, including Yandex.Market	46,882	67,735	44%
Online advertising revenue	30,109	35,996	20%
Add: Online advertising revenue, related to Yandex.Market	1,973	-	n/m
Online advertising revenue, including Yandex.Market	32,082	35,996	12%
Income/(loss) from operations	5,288	(1,057)	-120%
Less: loss from operations of Yandex.Market, net of intercompany eliminations	(3,076)	-	n/m
Income/(loss) from operations, including Yandex.Market	2,212	(1,057)	-148%
Net income/(loss)	5,495	(4,256)	-177%
Less: depreciation and amortization of assets identified in a business combinations	(499)
Less: loss of Yandex.Market	(1,042)	-	n/m
Net income/(loss), including Yandex.Market	3,954	(4,256)	-208%

Contacts:

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru